1350 I Street, NW Suite 1100 Washington, DC 20005 202.662.2700 Phone 202.662.2739 Fax andrewskurth.com Andrew M. Tucker 202.662.2784 Phone andytucker@andrewskurth.com

October 28, 2011

John Reynolds Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Kent International Holdings, Inc. Amendment No. 1 to Form 8-K Filed October 13 2011 File No. 000-20726

Dear Mr. Reynolds:

I am writing in response to your comment letter dated October 27, 2011 regarding the above-captioned document.  The Staff’s comments have been copied below, indented and each is followed by our response.

Form 8-K/A Submitted Supplementally on August 17, 2011

Item 9.01 Financial Statements and Exhibits, page 13

1.
We reissue comment four of our letter dated September 27, 2011.  Please file or incorporate by reference, as appropriate, the exhibits required by Form 10.  Please refer to Item 601 of Regulation S-K for a description of the exhibits required to be filed.  For example, we note that you have not filed any exhibits pursuant to Item 601(b)(3) among other possible omissions.

All of the documents required pursuant to Form 10 have previously been filed.  The Company has amended the Exhibit Index to refile such exhibits and delineate from where they are incorporated.

John Reynolds
October 28, 2011

Statement of Revenue in Excess of Certain Expenses, page 15

2.	We note the balance related to Real estate taxes and insurance has been deleted. Please revise or tell us why revision is unnecessary.

The line was deleted in error.  It has been reinserted.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/

Andrew M. Tucker